Exhibit 99.1

Tuya Reports Third Quarter 2022 Unaudited Financial Results

SANTA CLARA, Calif., November 9, 2022/PRNewswire/–Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading IoT cloud development platform, today announced its unaudited financial results for the third quarter of 2022.

Third Quarter 2022 Financial Highlights

•	Total revenue was US$45.0 million, down approximately 47.4% year over year (3Q2021: US$85.6 million).

•	IoT platform-as-a-service (“PaaS”) revenue was US$30.9 million, down approximately 57.4% year over year (3Q2021: US$72.6 million).

•	Software-as-a-service (“SaaS”) and other revenue was US$8.9 million, up approximately 60.2% year over year (3Q2021: US$5.6 million).

•	Overall gross margin for the quarter increased to 43.6%, up 1.0 percentage point year over year (3Q2021: 42.6%). Gross margin of IoT PaaS for the quarter decreased to 37.2%, down 5.7 percentage points year over year (3Q2021: 42.9%), mainly due to a decrease of 5 percentage points caused by the increase in accrued inventory allowance.

•	Operating margin for the quarter was negative 89.8%, down 32.3 percentage points year over year (3Q2021: negative 57.5%). Non-GAAP operating margin for the quarter was negative 52.7%, down 14.7 percentage points year over year (3Q2021: negative 38.0%).

•	Total cash and cash equivalents, and short-term investments were US$945.9 million as of September 30, 2022 compared to US$951.5 million as of June 30, 2022 and US$1.07 billion as of December 31, 2021.

•	Total shares repurchased in the form of American Depositary Shares (“ADSs”) amounted to approximately US$108.6 million as of September 30, 2022. These repurchases were made pursuant to an existing 12-month share repurchase program ended on August 30, 2022. No repurchases were made during the third quarter of 2022 primarily due to dealing restrictions related to the Company’s dual primary listing in Hong Kong and the publication of its interim results for the six months ended June 30, 2022.

Third Quarter 2022 Operating Highlights

•	IoT PaaS customers[1] for the third quarter of 2022 were approximately 2,700 (3Q2021: approximately 3,000). Total customers for the third quarter of 2022 were approximately 3,100 (3Q2021: approximately 4,500). The Company’s implementation of key-account strategy enabled it to be more focused on serving strategic customers.

•	Premium IoT PaaS customers[2] for the trailing 12 months ended September 30, 2022 were 265 (3Q2021: 306). In the third quarter of 2022, the Company’s premium IoT PaaS customers contributed to approximately 79.8% (3Q2021: 89.2%) of its IoT PaaS revenue.

•	Dollar-based net expansion rate (“DBNER”)[3] of IoT PaaS for the trailing 12 months ended September 30, 2022 was 63% (3Q2021: 179%).

•	Registered IoT device and software developers, or registered developers, were over 647,000 as of September 30, 2022, up 26.9% from approximately 510,000 developers as of December 31, 2021.

1.	The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Company during that period.

2.	The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Company calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Company’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Company’s customer mix, among other things. DBNER indicates the Company’s ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “Our results reflect an ongoing inventory correction among consumer product companies in the industry as they grapple with a slowing global economy. As part of our effort to navigate the down cycle, we are actively channeling our resources to refine our customer base structure, invest into new, promising product lines, and optimize our operating costs and expenses. We also continued to acquire key accounts and strategic customers who are confident about the future of the smart IoT business and ready to make large investments as soon as we see a clear signal of a market rebound and a supply-demand equilibrium is reached. Looking ahead, like many of our customers, we are optimistic about the industry’s long-term growth prospects. The increasing penetration of IoT worldwide will not be reversed, in our opinion, and we have proven capabilities to develop leading technologies, offer best-in-class products, and capitalize on emerging opportunities in the industry.”

Ms. Yao (Jessie) Liu, Director and Chief Financial Officer of Tuya, added, “During the third quarter, we continued to proactively respond to market conditions, stabilize gross margins, and significantly reduce operating expenses. Most importantly, Tuya has the staying power that many competitors lack. We implemented a series of control measures to enhance our operating efficiency, resulting in a narrowed loss and improved cash flow. As such, our net cash used in operating activities for the third quarter decreased by 70.6% year over year. As of September 30, 2022, our cash position, mainly including cash and time deposits recorded as short-term investment, approaches $946 million, down only 5.6 million sequentially, representing about 0.6% of the total cash assets, demonstrating our commitment to minimizing cash burn during this downturn. We are intensely focused on not only managing through the global slowdown, but building a solid and promising product and customer foundation that would benefit the Company in the long run.”

Third Quarter 2022 Unaudited Financial Results

REVENUE

Total revenue in the third quarter of 2022 decreased by 47.4% to US$45.0 million from US$85.6 million in the same period of 2021, mainly due to the decreases in IoT PaaS revenue and smart device distribution revenue, partially offset by the increase in SaaS and other revenue which continued a notable year-over-year growth momentum for eleven consecutive quarters. More particularly:

•	IoT PaaS revenue in the third quarter of 2022 decreased by 57.4% to US$30.9 million from US$72.6 million in the same period of 2021. During the quarter, the Company’s customers were increasingly conservative with their purchase as a result of (i) continued global inflation, especially in North America and Europe, and the consequent weakened consumer spending, (ii) heavy inventory backlog in the supply chain caused by the mismatch in supply and demand in the consumer discretionary sector amid such continued inflation, which is expected to be consumed by the downstream over time, and (iii) an adverse impact of US$2.2 million due to foreign exchange rate fluctuation. As a result of these factors, the Company’s DBNER of IoT PaaS for the trailing 12 months ended September 30, 2022 decreased to 63% compared to previous periods.

•	SaaS and others revenue in the third quarter of 2022 increased by 60.2% to US$8.9 million from US$5.6 million in the same period of 2021, sustaining a robust growth momentum. The growth was mainly driven by the Company’s continuous efforts in offer value-added services (“VAS”) and various software products with strong value proposition to its customers.

•	Smart device distribution revenue in the third quarter of 2022 decreased by 30.2% to US$5.2 million from US$7.4 million in the same period of 2021. Changes in the Company’s smart distribution revenues between periods were primarily due to the varying timing and amounts of customer demands and purchases.

COST OF REVENUE

Cost of revenue in the third quarter of 2022 decreased by 48.4% to US$25.4 million from US$49.1 million in the same period of 2021, in line with the decrease in total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the third quarter of 2022 decreased by 46.1% to US$19.6 million from US$36.4 million in the same period of 2021 and gross margin increased to 43.6% in the third quarter of 2022 from 42.6% in the same period of 2021.

•	IoT PaaS gross margin in the third quarter of 2022 was 37.2%, compared to 42.9% in the same period of 2021, primarily due to an increase of US$1.6 million in accrued inventory allowance of certain slow-moving IoT chips and raw materials in relation to the IoT PaaS business during the quarter, which negatively impacted the Company’s IoT PaaS gross margin in the quarter by about 5.0 percentage points. The Company stocked these materials in 2021 to mitigate risks associated with the global chip shortage at the time.

•	SaaS and others gross margin in the third quarter of 2022 was 83.7%, compared to 72.8% in the third quarter of 2021, primarily due to the increased contribution of VAS with relatively higher gross margin.

•	Smart device distribution gross margin in the third quarter of 2022 was 12.9%, compared to 16.9% in the third quarter of 2021.

OPERATING EXPENSES

Operating expenses decreased by 29.9% to US$60.1 million in the third quarter of 2022 from US$85.6 million in the same period of 2021. Non-GAAP operating expenses, defined as operating expenses excluding share-based compensation expenses, decreased by 37.1% to US$43.4 million in the third quarter of 2022 from US$69.0 million in the same period of 2021. Share-based compensation expenses in the third quarter of 2022 were US$16.7 million, flat year over year.

•	Research and development expenses in the third quarter of 2022 were US$32.3 million, down 36.3% from US$50.7 million in the same period of 2021, as the Company continued to strategically streamline its research and development team and operations. During this quarter, average salaried employee headcount of the Company’s research and development team was down approximately 38.3% year over year, compared to the same quarter in last year.

•	Sales and marketing expenses in the third quarter of 2022 were US$14.1 million, down 33.2% from US$21.2 million in the same period of 2021, primarily because of (i) the strategic refinement of the sales and marketing team, and (ii) the decrease in marketing spending due to COVID-19 and the Company’s efforts to control expenditure and improve sales and marketing efficiency.

•	General and administrative expenses in the third quarter of 2022 were US$16.2 million, down 11.3% from US$18.2 million in the same period of 2021, primarily due to Company’s efforts to control professional expenditure.

•	Other operating incomes, net in the third quarter of 2022 were US$2.6 million, primarily due to the receipt of a software VAT refund and various general subsidies for enterprises.

LOSS FROM OPERATIONS AND OPERATING MARGIN

Loss from operations in the third quarter of 2022 narrowed by 17.9% to US$40.4 million from US$49.2 million in the same period of 2021. Non-GAAP loss from operations in the third quarter of 2022 narrowed by 27.1% to US$23.7 million from US$32.5 million in the same period of 2021.

Operating margin in the third quarter of 2022 was negative 89.8%, down 32.3 percentage points from negative 57.5% in the same period of 2021, as the Company’s total revenue declined at a faster pace than operating expenses. Non-GAAP operating margin in the third quarter of 2022 was negative 52.7%, down 14.7 percentage points from negative 38.0% in the same period of 2021 due to the same reason above.

NET LOSS AND NET MARGIN

Net loss was US$32.6 million in the third quarter of 2022, compared to US$47.9 million in the same period of 2021. Non-GAAP net loss was US$15.9 million in the third quarter of 2022, compared to US$31.2 million in the same period of 2021.

Net margin in the third quarter of 2022 was negative 72.5%, down 16.5 percentage points from negative 56.0% in the same period of 2021. Non-GAAP net margin in the third quarter of 2022 was negative 35.4%, up 1.1 percentage points from negative 36.5% in the same period of 2021. The decrease in net margin was due to the same factor that led to the decrease in the Company’s operating margin in the quarter.

BASIC AND DILUTED NET LOSS PER ADS

Basic and diluted net loss per ADS was US$0.06 in the third quarter of 2022, compared to US$0.09 in the same period of 2021. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net loss per ADS was US$0.03 in the third quarter of 2022, compared to US$0.06 in the same period of 2021.

CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents, and short-term investments which were primarily time deposits were US$945.9 million as of September 30, 2022, which the Company believes is sufficient to meet its current liquidity and working capital needs.

NET CASH USED IN OPERATING ACTIVITIES

Net cash used in operating activities for the third quarter of 2022 was US$13.5 million, or 30.1% of total revenue, compared to US$46.1 million, or 53.8% of total revenue in the third quarter of 2021. The net cash used in the third quarter of 2022 improved mainly due to the significant decrease in operating expenses, particularly employee-related costs, and working capital changes in the ordinary course of business.

DUAL-PRIMARY LISTING IN HONG KONG

On July 4, 2022, Eastern Time (July 5, 2022, Hong Kong Time), Tuya successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange under the stock code “2391” and the stock short name of “TUYA-W” (the “Listing”). The Company issued 7,300,000 Class A ordinary shares in the Listing (no Class A ordinary shares issued during the stabilization period in connection with the global offering), and a total of 578,546,560 ordinary shares were in issue immediately upon the Listing and after the end of stabilization period.

Business Outlook

The global consumer discretionary industry and consumer spending are expected to continue to face a range of challenges in the fourth quarter of 2022, including, among other things, a decline or weakness in general economic conditions, global high inflation, inventory backlog experienced by players such as smart device manufacturers, brands and retail channels in the supply chain, significant fluctuations in foreign exchange rates, geopolitical tensions and conflicts, and competitions brought by technology iteration to the IoT industry. Despite these challenges, the Company remains confident in its long-term growth prospects and stays committed to iterating its products and services, further enhancing its software and embedded hardware capabilities, expanding its customer base, diversifying revenue streams, and further optimizing operating efficiency.

Conference Call Information

The Company’s management will hold a conference call at 07:30 P.M. U.S. Eastern Time on Wednesday, November 9, 2022 (08:30 A.M. Beijing/Hong Kong Time on Thursday, November 10, 2022) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call.

Online registration: https://www.netroadshow.com/events/login?show=19189b69&confId=43354 The replay will be accessible through November 16, 2022 by dialing the following numbers:

International:	+44-204-525-0658
United States:	+1-929-458-6194
Access Code:	772503

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non- GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net loss (including non-GAAP net margin), and non-GAAP basic and diluted net loss per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP measures excluding the impact of share-based compensation expenses from the respective GAAP measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.com

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND SEPTEMBER 30, 2022

(All amounts in US$ thousands (“US$”), except for share and noted) per share data, unless otherwise noted)

	As of December 31,	As of September 30,
	2021	2022
	US$	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	963,938	299,898
Restricted cash	638	–
Short-term investments	102,134	646,031
Accounts receivable, net	32,701	17,132
Notes receivable	1,393	3,809
Inventories, net	62,582	46,179
Prepayments and other current assets	27,882	13,650

Total current assets	1,191,268	1,026,699

Non-current assets:
Property, equipment and software, net	6,805	4,425
Operating lease right-of-use assets, net	22,181	10,803
Long-term investments	26,078	26,562
Other non-current assets	1,818	1,316

Total non-current assets	56,882	43,106

Total assets	1,248,150	1,069,805

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	12,212	6,171
Advance from customers	31,088	28,048
Deferred revenue, current	9,254	6,224
Accruals and other current liabilities	50,847	33,441
Lease liabilities, current	5,697	4,163

Total current liabilities	109,098	78,047

Non-current liabilities:
Lease liabilities, non-current	16,048	6,213
Deferred revenue, non-current	859	248
Other non-current liabilities	8,484	7,782

Total non-current liabilities	25,391	14,243

Total liabilities	134,489	92,290

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2021 AND SEPTEMBER 30, 2022

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	As of December 31,	As of September 30,
	2021	2022
	US$	US$
		(Unaudited)
Shareholders’ equity:
Class A ordinary shares (US$0.00005 par value; 600,000,000 shares authorized as of December 31, 2021 and September 30, 2022, respectively; 491,846,560 and 499,146,560 shares issued as of December 31, 2021 and September 30, 2022, respectively; 480,241,752 and 474,677,236 shares outstanding as of December 31, 2021 and September 30, 2022, respectively)	25	25
Class B ordinary shares (US$0.00005 par value; 200,000,000 shares authorized as of December 31, 2021 and September 30, 2022, respectively; 79,400,000 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	4	4
Treasury stock (US$0.00005 par value; 11,604,808 and 24,469,324 shares as of December 31, 2021 and September 30, 2022, respectively)	(46,930)	(89,853)
Additional paid-in capital	1,526,140	1,574,540
Accumulated other comprehensive income/(loss)	2,320	(15,858)
Accumulated deficit	(367,898)	(491,343)

Total shareholders’ equity	1,113,661	977,515

Total liabilities and shareholders’ equity	1,248,150	1,069,805

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Revenue	85,578	45,015	227,109	162,886
Cost of revenue	(49,147)	(25,368)	(131,593)	(93,649)

Gross profit	36,431	19,647	95,516	69,237

Operating expenses:
Research and development expenses	(50,736)	(32,341)	(128,102)	(117,150)
Sales and marketing expenses	(21,151)	(14,120)	(56,951)	(44,459)
General and administrative expenses	(18,224)	(16,172)	(50,578)	(51,332)
Other operating incomes, net	4,471	2,572	8,111	8,348

Total operating expenses	(85,640)	(60,061)	(227,520)	(204,593)

Loss from operations	(49,209)	(40,414)	(132,004)	(135,356)

Other income/(loss)
Other non-operating incomes, net	652	778	1,305	2,125
Financial income, net	777	6,763	4,667	8,312
Foreign exchange (loss)/gain, net	(50)	1,017	(193)	2,543

Loss before income tax expense	(47,830)	(31,856)	(126,225)	(122,376)
Income tax expense	(87)	(767)	(355)	(1,069)

Net loss	(47,917)	(32,623)	(126,580)	(123,445)

Net loss attributable to Tuya Inc.	(47,917)	(32,623)	(126,580)	(123,445)

Net loss attribute to ordinary shareholders	(47,917)	(32,623)	(126,580)	(123,445)

Net loss	(47,917)	(32,623)	(126,580)	(123,445)
Other comprehensive (loss)/income
Changes in fair value of long-term investments	–	–	–	(1,146)
Foreign currency translation	(98)	(8,982)	271	(17,032)

Total comprehensive loss attributable to Tuya Inc.	(48,015)	(41,605)	(126,309)	(141,623)

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Net loss attributable to Tuya Inc.	(47,917)	(32,623)	(126,580)	(123,445)

Net loss attributable to ordinary shareholders	(47,917)	(32,623)	(126,580)	(123,445)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	561,390,691	553,043,213	464,571,485	553,327,332

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.09)	(0.06)	(0.27)	(0.22)

Share-based compensation expenses were included in:
Research and development expenses	3,648	3,078	10,449	10,660
Sales and marketing expenses	1,447	1,714	5,068	5,214
General and administrative expenses	11,574	11,891	32,945	35,635

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Net cash used in operating activities	(46,067)	(13,543)	(72,909)	(70,516)
Net cash generated from/(used in) investing activities	16,150	(294,131)	(136,584)	(548,920)
Net cash (used in)/generated from financing activities	(19,207)	13,495	1,085,643	(35,150)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(362)	(5,136)	446	(10,092)

Net (decrease)/increase in cash and cash equivalents, restricted cash	(49,486)	(299,315)	876,596	(664,678)

Cash and cash equivalents, restricted cash at the beginning of period	1,085,037	599,213	158,955	964,576

Cash and cash equivalents, restricted cash at the end of period	1,035,551	299,898	1,035,551	299,898

TUYA INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”), except for share and per share data, unless otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(50,736)	(32,341)	(128,102)	(117,150)
Add: Share-based compensation	3,648	3,078	10,449	10,660
Adjusted Research and development expenses	(47,088)	(29,263)	(117,653)	(106,490)

Sales and marketing expenses	(21,151)	(14,120)	(56,951)	(44,459)
Add: Share-based compensation	1,447	1,714	5,068	5,214
Adjusted Sales and marketing expenses	(19,704)	(12,406)	(51,883)	(39,245)

General and administrative expenses	(18,224)	(16,172)	(50,578)	(51,332)
Add: Share-based compensation	11,574	11,891	32,945	35,635
Adjusted General and administrative expenses	(6,650)	(4,281)	(17,633)	(15,697)

Reconciliation of loss from operations to non-GAAP loss from operations
Loss from operations	(49,209)	(40,414)	(132,004)	(135,356)
Operating margin	(57.5)%	(89.8)%	(58.1)%	(83.1)%
Add: Share-based compensation expenses	16,669	16,683	48,462	51,509
Non-GAAP Loss from operations	(32,540)	(23,731)	(83,542)	(83,847)

Non-GAAP Operating margin	(38.0)%	(52.7)%	(36.8)%	(51.5)%

Reconciliation of net loss to non-GAAP net loss
Net loss	(47,917)	(32,623)	(126,580)	(123,445)
Net margin	(56.0)%	(72.5)%	(55.7)%	(75.8)%
Add: Share-based compensation expenses	16,669	16,683	48,462	51,509
Non-GAAP Net loss	(31,248)	(15,940)	(78,118)	(71,936)

Non-GAAP Net margin	(36.5)%	(35.4)%	(34.4)%	(44.2)%

Weighted average number of ordinary shares used in computing non-GAAP net loss per share, basic and diluted	561,390,691	553,043,213	464,571,485	553,327,332

Non-GAAP net loss per share attributable to ordinary shareholders, basic and diluted	(0.06)	(0.03)	(0.17)	(0.13)